Corcept Therapeutics Incorporated

101 Redwood Shores Parkway

Redwood City, CA 94065

October 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Vanessa Robertson
Angela Connell

Re:	Corcept Therapeutics Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2024
File No. 000-50679

Ladies and Gentlemen:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Atabak Mokari, Chief Financial Officer of Corcept Therapeutics Incorporated, a Delaware corporation (the “Company”), in the comment letter dated September 18, 2025 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K (File No. 000-50679) for the fiscal year ended December 31, 2024 filed with the Commission on February 26, 2025, and follows the Company’s September 25, 2025 telephone discussion with Vanessa Robertson of the Staff regarding the Comment Letter.

The Staff’s comment is set forth below in bold italics, with the Company’s response following in plain text.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

Segment Reporting, page F-12

1.

Please confirm that you will provide the segment disclosures required by ASC 280-10-50, as amended by ASU 2023-07, in your future filings. Refer to ASC 280-10-50-20 for single reportable segment entity requirements.

The Company respectfully confirms that it will include in future filings with the Commission the segment disclosures required by ASC 280-10-50, as amended by ASU 2023-07, substantially as follows:

Segment Reporting

Based on the way we organize our business, make decisions, allocate resources and assess performance, we have determined that Corcept has a single reportable segment – the discovery, development and commercialization of pharmaceutical products. Our Chief Executive Officer, Joseph K. Belanoff, M.D., is the Chief Operating Decision Maker (“CODM”), with ultimate responsibility for its activities and performance. He bases his decisions as CODM on regular reviews of our consolidated balance sheets (including cash, cash equivalents and investments and liabilities), statements of income (including revenue, expense and net income) and statements of cash flows, as well as regular reviews of expenses that are consistent with those disclosed in our consolidated statements of income.

We appreciate the time that you have taken to review our public filings. Please contact me if you have any further comments or need additional information with respect to the filing.

Thank you for your assistance.

Sincerely,

CORCEPT THERAPEUTICS INCORPORATED

By:	/s/ Atabak Mokari
Name: Atabak Mokari
Title: Chief Financial Officer

cc:	Joseph Belanoff, Chief Executive Officer, Corcept Therapeutics Incorporated

Charlie Robb, Chief Business Officer, Corcept Therapeutics Incorporated

Gary Francesconi, Vice President, Legal, Corcept Therapeutics Incorporated

Joseph D. Lyon, Chief Accounting and Technology Officer, Corcept Therapeutics Incorporated

Jeffrey T. Hartlin, Paul Hastings LLP